UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

May 22, 2023

SPREE ACQUISITION CORP. 1 LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41172	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1922 Wildwood Place NE,
Atlanta, GA	30324
(Address of Principal Executive Offices)	(Zip Code)

(470) 223-0227

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which

Units, each consisting of one Class A ordinary share and one-half of a redeemable warrant	SHAPU	New York Stock Exchange

Class A ordinary shares, par value $0.0001 per share	SHAP	New York Stock Exchange

Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SHAPW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Supplemental Proxy Materials for Extraordinary General Meeting in Lieu of 2023 Annual General Meeting

On May 22, 2023, Spree Acquisition Corp. 1 Limited (“Spree” or the “Company”) published a supplement (the “Supplement”) to its Proxy Statement, dated May 15, 2023 (the “Proxy Statement”), along with a revised proxy card, for Spree’s upcoming Extraordinary General Meeting in lieu of 2023 Annual General Meeting, which is scheduled to take place at 9:00 a.m. Eastern Time/ 4:00 p.m. local (Israel) time on Monday, June 12, 2023 (the “Meeting”). Spree will distribute those supplemental proxy materials to its shareholders as soon as practicable.

The supplemental proxy materials lengthen the duration of the proposed extension period under Spree’s Amended and Restated Memorandum and Articles of Association (the “Articles”) in Proposal No. 1 (the “Articles Extension Proposal”), as well as the corresponding proposed extension period under the investment management trust agreement, dated as of December 15, 2021 (the “Trust Agreement”), by and between Spree and Continental Stock Transfer & Trust Company in Proposal No. 2 (the “Trust Extension Proposal”), which will be presented at the Meeting.

As reflected in the updated proxy materials, in place of requesting a three-month extension, from June 20, 2023 to September 20, 2023, as appears in the original Proxy Statement and proxy card that were distributed to Spree shareholders of record, Spree will seek, at the Meeting, a nine-month extension, from June 20, 2023 to March 20, 2024, under the Articles Extension Proposal and the Trust Extension Proposal.

Other than the above-described lengthening of the proposed extension period under the Articles and Trust Agreement, the revised proxy materials do not alter any other aspects of any of the proposals to be presented at the Meeting.

Reference is made to the revised proxy materials, which are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are incorporated by reference in this Item 8.01.

Additional Information and Where to Find It

Further information related to attendance, voting and the proposals to be considered and voted on at the Meeting is described in the Proxy Statement and the Supplement, which have been, or will be, distributed, to the Company’s shareholders of record as of the record date for the Meeting. Investors and security holders of the Company are advised to read the Proxy Statement, as supplemented by the Supplement, because it contains important information about the Meeting and Spree. Investors and security holders of the Company may also obtain a copy of the Proxy Statement and the Supplement, as well as other relevant documents that have been or will be filed by the Company with the Securities and Exchange Commission (the “SEC”), without charge and once available, at the SEC’s website at www.sec.gov or by directing a request to: Shay Kronfeld, Chief Financial Officer, c/o Spree Acquisition Corp. 1 Limited, 1922 Wildwood Place NE, Atlanta, GA 30324, email: sk@spree1.com.

Participants in the Solicitation

The Company and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the proposals to be considered and voted on at the Meeting. Information concerning the interests of the directors and executive officers of the Company is set forth in the Proxy Statement, which may be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Proxy Statement Supplement, dated May 22, 2023, to Proxy Statement, dated May 15, 2023, of Spree Acquisition Corp. 1 Limited for its upcoming Extraordinary General Meeting in lieu of 2023 Annual General Meeting, scheduled to take place on June 12, 2023
99.2	Revised Proxy Card for Extraordinary General Meeting in lieu of 2023 Annual General Meeting of Spree Acquisition Corp. 1 Limited
104	Cover Page Interactive Date File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2023

SPREE ACQUISITION CORP. 1 LIMITED

By:	/s/ Shay Kronfeld
Name:	Shay Kronfeld
Title:	Chief Financial Officer

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